Exhibit 99.10

MERCER PARK BRAND ACQUISITION CORP. SPECIAL MEETING WEDNESDAY, MAY 05, 2021 AT 10:00 A.M. EDT FOR HOLDERS AS OF APRIL 05, 2021 58810P102 MAY 03, 2021 1 E * ISSUER CONFIRMATION COPY - INFO ONLY * Jonathan Sandelman, Louis Karger 1 To consider, and if thought advisable, to pass an ordinary RECOMMENDATION: FOR resolution, the full text of which is set forth in Appendix "A" attached to the accompanying Management Information Circular dated April 5, 2021, to approve the extension of the permitted timeline for Mercer Park Brand Acquisition Corp. to consummate a qualifying transaction to July 30, 2021. *NOTE* To register a proxyholder, shareholders MUST send an email to BRND@odysseytrust.com and provide Odyssey Trust Company with their proxyholder's contact information, amount of shares appointed, name in which the shares are registered if they are a registered shareholder, or name of broker where the shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a Username via email. 1 OF 1 1 0 0 FOR AGAINST S22054- 10101010101010101010101010101010 11111111110010011001001001001001 10011011001010001100001000000000 10000001111000011100100001000111 1010111111100100100010010101110 10101001100001011010010000100101 11111001100100001010110010011110 11110101000100111001001100101111 11011010010000101011111100110100 1111100001001001100111000001111 11001001000010101111000111001010 11100001001000011011011001101101 11100100001011101001101011001000 10000100100101011111100111101011 1001000010110110110111000110010 11111111111111111111111111111111 10101010101010101010101010101010 10110010010000011011111010110101 10000010111100101110101000011000 1100100001001001111010100111010 10001011100100001110101001010010 10100001001100011110000001101101 10101010001111101000001101110010 10000100010100111011100001101111 1001000010001010110100101101001 10010010000100011001111010010101 11000000001100101011111110101000 11001000000111011100101111110011 10001100001100001011111101010010 1010101111010011110111111100110 11000011101100001000101110001000 11111111111111111111111111111111 21-29199-2 C1.1 P526

MERCER PARK BRAND ACQUISITION CORP. SPECIAL MEETING WEDNESDAY, MAY 05, 2021 AT 10:00 A.M. EDT MAY 03, 2021 1 E 1 OF 1 1 2601 14TH AVENUE MARKHAM, ON L3R 0H9 to be held virtually at https://web.lumiagm.com/208295271 MERCER PARK BRAND ACQUISITION CORP. 333 BAY STREET, SUITE 3400 TORONTO, ON M5H 2S7 CANADA 10101010101010101010 11111111110010000111 10011011000110010100 10000001010000000111 10111110001001000000 10100100100001100011 10110000100100100100 110100100000000001 11000010010110111010 11101000001100010011 11111001000010100110 11100001011001001101 11100101101001101010 10000100100100000001 10010111000011011100 100010011111111100 10100100101010111110 11110010110010101101 11101111100010001010 11111111111111111111 S22054- 1 0 0 1 0 0 0 1 0 0 0 1 1 1 1 0 0 1 0 0 0 1 0 0 0 1 1 1 21-29199-2 C1.1 P527